SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INDUS INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3273443
(State of Incorporation	(I.R.S. Employer Identification No.)
or Organization)

3301 Windy Ridge Parkway
Atlanta, Georgia	30339
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates: N/A

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None

(Title of class)

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Junior Participating Preferred	Nasdaq National Market
Stock Purchase Rights

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURES

Item 1. Description of Registrant’s Securities to be Registered.

     On January 25, 2005, the Board of Directors of Indus International, Inc. (the “Company”) declared a distribution of one right (a “Right”) for each outstanding share of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), to stockholders of record at the close of business on February 4, 2005 and for each share of Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Separation Time (as described below). Each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000th) of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $17.00 per Unit (the “Exercise Price”), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated as of January 25, 2005 (the “Rights Agreement”).

     Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur upon the earlier of, (i) ten business days (unless otherwise changed by the Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then-outstanding shares of Common Stock or (ii) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement by the Company that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then-outstanding shares of Common Stock. An Acquiring Person does not include (a) any person who is a beneficial owner of 20% or more of the Common Stock on January 25, 2005 (the date of adoption of the Rights Agreement), unless such person or group shall thereafter acquire beneficial ownership of any additional Common Stock, (b) a person who acquires beneficial ownership of 20% or more of the Common Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 20% or more of the Common Stock, or (c) any person who is or becomes a beneficial owner of 20% or more of the Common Stock as the result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-In Date (as described below). In addition, the Company, any wholly owned subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly owned subsidiary of the Company shall not be an Acquiring Person.

     Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 4, 2005 (including shares distributed from treasury) will bear a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding

Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs (other than holders of Rights that are or were beneficially owned by an Acquiring Person or an affiliate or associate thereof or by any transferee of any of the foregoing, which Rights shall be void) and, thereafter, the separate Rights Certificates alone will represent the Rights.

     The Rights are not exercisable until the Separation Time and will expire at the close of business on January 25, 2015 unless earlier exchanged or redeemed by the Company as described below.

     If a Flip-In Date occurs (i.e., the close of business ten business days following a public announcement by the Company that a person has become an Acquiring Person), and if the Company has not redeemed the Rights as described below, then a Right entitles the holder thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Right’s Exercise Price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute therefor shares of Preferred Stock at a ratio of one ten-thousandth (1/10,000th) of a share of Preferred Stock for each share of Common Stock so issuable. In the event there are not sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock to permit exercise in full of the Rights, the Company (in the absence of stockholder action) may substitute cash, debt or equity securities or other assets (or any combination of the above). In addition, the Board of Directors of the Company may, after a Flip-In Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the Common Stock, elect to exchange all outstanding Rights (other than Rights that have become void) for shares of Common Stock at an exchange ratio (subject to adjustment) of one share of Common Stock per Right. Notwithstanding any of the foregoing, Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

     Following the Flip-In Date, if the Company’s Board of Directors is controlled by an Acquiring Person, then the Company shall not enter into an agreement with respect to, consummate or permit to occur any (i) consolidation, merger or share exchange if either the Acquiring Person (or an affiliate or associate of the Acquiring Person) is a party to the transaction or the terms of the transaction are not the same for the Acquiring Person as for the other holders of Common Stock or (ii) sale or transfer of a majority of the Company’s assets, unless, in each case, the Company enters into an agreement for the benefit of the holders of the Rights (other than Rights that have become void) providing that upon consummation of such transaction each Right (other than Rights that have become void)

shall constitute the right to purchase stock in the acquiring entity having a value equal to twice the Exercise Price of the Rights.

     The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

     If prior to the Separation Time, the Company distributes securities or assets in exchange for Common Stock (other than regular cash dividends or a dividend paid solely in Common Stock) whether by dividend, reclassification, or otherwise, the Company shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

     At any time until the close of business on the Flip-In Date, the Board of Directors may redeem all of the Rights at a price of $0.01 per Right. The Board of Directors may condition redemption of the Rights upon the occurrence of a specified future time or event. Rights that are redeemed will become null and void.

     Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

     As of January 25, 2005, there were 57,393,969 shares of Common Stock outstanding. Each holder of an outstanding share of Common Stock at the close of business on February 4, 2005 will receive one Right. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Shares, the Company will issue one Right for each share of Common Stock (including shares distributed from treasury) issued between the record date for issuance of the Rights and the Separation Time, so that all outstanding shares have attached Rights. A total of 50,000 whole shares of Preferred Stock have been initially reserved for issuance upon exercise of the Rights. The number of shares of Preferred Stock subject to the Rights may be increased or decreased (but not below the number of shares then outstanding) by the Board of Directors of the Company.

     Each Unit of Preferred Stock will receive dividends at a rate per Unit equal to any dividends (except dividends payable in Common Stock) paid with respect to a share of Common Stock and, on a quarterly basis, an amount per whole share of Preferred Stock equal to the excess of $100.00 over the aggregate dividends per whole share of Preferred Stock during the immediately preceding three-month period.

     In the event of liquidation, the holder of each Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.01 or the per share amount paid in respect of a share of Common Stock.

     Each Unit of Preferred Stock will have one vote, voting together with the Common Stock.

     In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share consideration paid in respect of each share of Common Stock.

     The rights of holders of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, share exchange or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company upon resolution of the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K dated January 25, 2005, and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

     1.  Amended and Restated Certificate of Incorporation of Indus International, Inc., incorporated herein by reference to Exhibit 3.1 of the Form 8-K, dated January 25, 2005, of Indus International, Inc.

     2. Stockholder Protection Rights Agreement, dated as of January 25, 2005, between Indus International, Inc. and Mellon Investor Services LLC, as Rights Agent (which includes as Exhibit A thereto the Form of Rights Certificate), incorporated herein by reference to Exhibit 99.1 of the Form 8-K, dated January 25, 2005, of Indus International, Inc.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INDUS INTERNATIONAL, INC.

Date: January 26, 2005	By:		/s/ Thomas W. Williams

		Name:	Thomas W. Williams
		Title:	Executive Vice President and Chief Financial Officer